                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             UNITED AUTO GROUP, INC.

                                (Name of Issuer)

                   COMMON SHARES (PAR VALUE $0.0001 PER SHARE)
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)

                       MR. MUNEMASA IZUMI, GENERAL MANAGER
                            FIRST BUSINESS DEPARTMENT
                          FIRST MOTOR VEHICLES DIVISION
                MOTOR VEHICLES, MARINE & AEROSPACE BUSINESS UNIT
                               MITSUI & CO., LTD.
                             2-1 OHTEMACHI 1-CHOME,
                             CHIYODA-KU TOKYO, JAPAN
                            (PHONE) + 81-3-3285-4289

                       MR. SHIGEO ENOMOTO, GENERAL MANAGER
                    DETROIT MACHINERY & AUTOMOTIVE DEPARTMENT
                            SECOND MACHINERY DIVISION
                           MITSUI & CO. (U.S.A.), INC.
                                 DETROIT OFFICE
                          1000 TOWN CENTER, SUITE 1900
                              SOUTHFIELD, MI 48075
                              (PHONE) 248-948-4171

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             WILLIAM D. REGNER, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                  APRIL 4, 2003

         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13D

                                                          CUSIP NO.  909440 10 9
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Mitsui & Co., Ltd.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         98-0110185
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) |_|

                                                                        (B) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Japan
--------------------------------------------------------------------------------
 NUMBER OF            (7)               SOLE VOTING POWER
 SHARES                                 0
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY             (8)               SHARED VOTING POWER
 EACH                                   3,170,349
 REPORTING           -----------------------------------------------------------
 PERSON               (9)               SOLE DISPOSITIVE POWER
 WITH                                   0
                     -----------------------------------------------------------
                     (10)               SHARED DISPOSITIVE POWER
                                        3,170,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,170,349
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                          CUSIP NO.  909440 10 9
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         Mitsui & Co.(U.S.A.), Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         13-2559853
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) |_|

                                                                        (B) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
 NUMBER OF            (7)               SOLE VOTING POWER
 SHARES                                 0
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY             (8)               SHARED VOTING POWER
 EACH                                   3,170,349
 REPORTING           -----------------------------------------------------------
 PERSON               (9)               SOLE DISPOSITIVE POWER
 WITH                                   0
                     -----------------------------------------------------------
                     (10)               SHARED DISPOSITIVE POWER
                                        3,170,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,170,349
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Mitsui & Co., Ltd., a Japanese company ("Mitsui Japan"), and by Mitsui & Co. (U.S.A.), Inc., a New York corporation and a wholly owned subsidiary of Mitsui Japan ("Mitsui USA" and, together with Mitsui Japan, the "Reporting Persons" or "Mitsui").

         The Reporting Persons are primarily engaged in the business of worldwide trading of various commodities.

         (b) The business address of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan. The business address of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130.

         (c) Not Applicable.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Information with respect to the directors and executive officers of the Reporting Persons is set forth in Annex A to this Statement and is incorporated herein by reference.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the purchase of the Common Stock by the Reporting Persons is working capital.

ITEM 4.       PURPOSE OF TRANSACTION

         On April 4, 2003, the Reporting Persons and J.P. Morgan Partners
(BHCA), L.P. ("JPMP") entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Reporting Persons, subject to the terms and conditions thereof, agreed to purchase from JPMP 1,614,708 shares of Common Stock for a purchase price of $19,376,496. The Purchase Agreement provides that Mitsui Japan will purchase 1,291,766 shares of Common Stock and Mitsui USA will purchase 322,942 shares of Common Stock. The obligations of the Reporting Persons to effect the transactions contemplated by the Purchase Agreement are conditioned on the receipt by the Reporting Persons of all requisite corporate approvals of

 Mitsui Japan and Mitsui USA to consummate such transactions. Upon written notice of either party, the Purchase Agreement will terminate if the transactions contemplated by the Purchase Agreement are not completed on or prior to April 30, 2003. Corporate approval of such transactions is in the sole discretion of the relevant committees of the boards of directors of Mitsui Japan and Mitsui USA and the Reporting Persons shall not be subject to any liability in the event of any failure to gain such corporate approval. A copy of the Purchase Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

         The shares of Common Stock reported by the Reporting Persons were acquired for investment purposes. Prior to entering into the Purchase Agreement, the Reporting Persons owned 1,555,641 shares of Common Stock, which they acquired, beginning on February 28, 2001, in negotiated transactions from the Company and from stockholders of the Company. See Item 6 of this Statement, which is incorporated herein by reference. Subject to the beneficial ownership limitation set forth in the Stockholders Agreement described in Item 6 of this Statement, the Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock, through open market purchases, negotiated transactions, tender offer, merger, reorganization or otherwise. Future purchases will depend on market, business and economic conditions, availability of capital, factors relating to the Company (including the market price of the Common Stock) and other factors that the Reporting Persons may consider relevant. In addition, the Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional shares of Common Stock or dispose of any shares of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), an aggregate of 3,170,349 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 8.2% of the Common Stock issued and outstanding (computed on the basis of 38,839,026 shares of Common Stock issued and outstanding, as reported in the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2003). To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

         (b) Mitsui Japan and Mitsui USA have the shared power to vote and dispose of 3,170,349 shares of Common Stock.

         (c) Transactions in the Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) above are set forth below:

         On April 4, 2003, Mitsui Japan and Mitsui USA agreed to purchase from JPMP 1,291,766 and 322,942 shares of Common Stock, respectively, pursuant to the Purchase Agreement and subject to the terms and conditions thereof (including the condition as to receipt of requisite corporate approvals of Mitsui Japan and Mitsui USA), at a cash price of $12.00 per share.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 to this Statement, which is incorporated herein by reference.

         Second Amended and Restated Stockholders Agreement
         --------------------------------------------------

         On February 22, 2002, International Motor Cars Group I, L.L.C. ("IMCG I"), International Motor Cars Group II, L.L.C. ("IMCG II"), Penske Corporation, Penske Automotive Holdings Corp. ("Penske Automotive"), Penske Capital Partners, L.L.C. ("PCP"), Aeneas Venture Corporation ("Aeneas"), Mitsui Japan and Mitsui USA (collectively, the "Restricted Stockholders") and JPMP and Virginia Surety Company, Inc. ("AON") entered into the Second Amended and Restated Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement is filed as
Exhibit 2 to this Statement and is incorporated herein by reference.

         Pursuant to the Stockholders Agreement, the Restricted Stockholders agree to use their reasonable best efforts to cause the Board of Directors to consist of nine members, as follows: (i) Roger S. Penske, (ii) four individuals designated by IMCG I and IMCG II, (iii) one individual nominated by Mitsui, and
(iv) three independent directors. In addition, the Restricted Stockholders agree to use their reasonable best efforts to cause the Compensation Committee of the Board of Directors to consist of Roger S. Penske, an individual designated by IMCG I and IMCG II and two independent directors.

         In the event that IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, cease to hold in the aggregate, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 20% in the Company, the number of individuals IMCG I and IMCG II will be entitled to designate will be reduced from four individuals by one individual for each 2.5% reduction in the aggregate beneficial ownership of IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, below 20% and in the event that IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, cease to hold in the aggregate, beneficial ownership of at least 10% in the Company, IMCG I and IMCG II shall cease to be entitled to designate any individuals to be supported by the other Restricted Stockholders. In the event that Mitsui ceases to hold in the aggregate, beneficial ownership of at least 2.5%, Mitsui shall cease to be entitled to designate any individuals to be supported by the other Restricted Stockholders.

         The Stockholders Agreement contains certain restrictions on the acquisition of the Company's equity securities and certain other actions by the Restricted Stockholders. At any time prior to December 14, 2003, no Restricted Stockholder will be permitted, directly or indirectly, to: (a) except as described below, acquire ownership of
(i) any capital stock of the Company, or direct or indirect rights (including convertible securities) or options to acquire such capital stock or (ii) any of the assets or businesses of the Company, or direct or indirect rights or options to acquire such assets or businesses; (b) offer, seek, or propose to enter into any transaction of merger, consolidation, sale of substantial assets or any other business combination involving the Company; (c) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used under the prior Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its affiliates; (d) initiate or propose any stockholder proposals for submission to a vote of stockholders, whether by action at a stockholder meeting or by written consent, with respect to the Company, or except as provided in the Stockholders Agreement propose any person for election to the Board of Directors of the Company; (e) disclose to any third party, or make any filing under the Exchange Act, including, without limitation, under Section 13(d) thereof, disclosing any intention, plan or arrangement inconsistent with the foregoing; (f) form, join or in any way participate in a group to take any actions otherwise prohibited by the terms of the Stockholders Agreement; (g) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (h) make any public announcement with respect to any of the foregoing. In addition, IMCG I and IMCG II will be restricted from acquiring additional equity securities of the Company except as described below.

         Notwithstanding the provisions described in the prior paragraph, the Stockholders Agreement will not prohibit: (a) any transaction by a Restricted Stockholder approved by either (i) a majority of the members of the Board of Directors who are neither designated by or affiliated with such Restricted Stockholder, or (ii) the holders of a majority of the Common Stock of the Company excluding shares held by such Restricted Stockholder and its affiliates;
(b) in the case of IMCG I and IMCG II, the acquisition of securities or of beneficial ownership of securities if, after giving effect to such acquisition, the beneficial ownership of IMCG I and IMCG II in the Company is less than or equal to 65%; (c) in the case of each of Aeneas and Mitsui, the acquisition of securities or of beneficial ownership of securities if, after giving effect to such acquisition, the beneficial ownership of each such Restricted Stockholder in the Company is less than or equal to 49% (d) the granting by the Board of Directors of stock options to affiliates of the Restricted Stockholders; (e) the exercise of stock options; or (f) any transaction contemplated by, or in furtherance of, a certain letter agreement between the Company, IMCG I, IMCG II and JPMP regarding regulatory matters, a certain registration rights agreement entered into by JPMP, AON and the Company providing JPMP and AON with various registration rights or the Stockholders Agreement.

         Pursuant to the Stockholders Agreement, (a) JPMP or IMCG I and/or IMCG II on behalf of JPMP, was obligated to hold shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock representing at least 3,122,449 shares of Common Stock on an as converted basis (as may be adjusted from time to time) (the "JPMP Standstill Shares") until January 31, 2003 and must first offer the JPMP Standstill Shares, to Penske Corporation, prior to selling or transferring, at any time after February 1, 2003 but before February 1, 2005, any of such JPMP Standstill Shares to a third party (including transfers in an underwritten public offering but excluding transfers to certain affiliates and permitted transferees). The Reporting Persons understand that by letter dated April 4, 2003, Penske Corporation waived compliance with the first offer right in connection with the transactions contemplated by the Purchase Agreement.

         In addition, in the event any of IMCG I, IMCG II, Penske Corporation, Penske Automotive or PCP sells or otherwise transfers equity securities in the Company to a third party prior to February 1, 2005 (other than (i) transfers to an affiliate or permitted transferee, (ii) transfers at the direction of JPMP of securities held by IMCG I or IMCG II for the account of JPMP, (iii) transfers to PCP's Carry Account (as defined in the Stockholders Agreement), (iv) transfers of securities held for PCP's account or in the PCP Carry Account to PCP, or (v) transfers by PCP to its members or by such members to their members ad infinitum), each must permit Aeneas, Mitsui and JPMP to participate in such sale or other transfer on a pro rata basis.

         Mitsui Side Letter
         ------------------

         On February 28, 2001, the Company, Penske Corporation, Mitsui Japan and Mitsui USA entered into a letter agreement (the "Mitsui Side Letter"). The Mitsui Side Letter is attached as Exhibit 3 to this Statement and is incorporated herein by reference. Pursuant to the Mitsui Side Letter, Penske Corporation agreed that (a) prior to the second anniversary of the closing date of Mitsui's February 28, 2001 acquisition of Common Stock, Penske Corporation would not make any direct or indirect sale or transfer of any Common Stock in a private transaction unless, prior to making such private transaction, Penske Corporation gives Mitsui an opportunity to participate in the private transaction on a pro rata basis, (b) for so long as Mitsui owns at least 2.5% of the Common Stock, Penske Corporation will and will cause Penske Automotive and all its affiliates, except the Purchasers, to vote all of the Common Stock beneficially owned by them in favor of the person to be nominated as a director of the Company by Mitsui, (c) for so long as Mitsui owns at least 2.5% of the Common Stock, the Company will appoint to a senior executive position of the Company, the nominee selected by Mitsui, and (d) if Mitsui acquires additional Common Stock which in the aggregate constitutes holdings of Common Stock of 5% or more on a fully diluted basis, the Company will enter into an amendment of the Registration Rights Agreement (as defined below), pursuant to which Mitsui will have the right to register its Common Stock in connection with a registered offering under the Securities Act of 1933, as amended (the "Securities Act"), subject to reduction on a pro rata basis with Penske Corporation in the event of a limitation on the number of shares to be included in such offering.

         Registration Rights Agreement
         -----------------------------

         On February 22, 2002, the Company and the Reporting Persons entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed as
Exhibit 4 to this Statement and is incorporated herein by reference.

         Pursuant to the Registration Rights Agreement, if PCP, Penske Corporation, IMCG I, IMCG II or Penske Automotive exercises its right to cause the Company to effect the registration under the Securities Act of its Registrable Securities (as such term is defined in each of the registration rights agreements between such party and the Company) (such registrations to exclude registrations by IMCG I or IMCG II on behalf of JPMP), and the Company proposes to register any such Registrable Securities on Form S-1, S-2 or S-3,

Mitsui shall have the right to participate in such registration pursuant to the procedures and restrictions set forth in the Amended and Restated Registration Rights Agreement.

         Under the Registration Rights Agreement, the Company is obligated to take all actions reasonably necessary to enable Mitsui to sell its Common Stock without registration under Rule 144 or similar exemption.

         Letter Agreement
         ----------------

         On April 4, 2003, the Reporting Persons, Penske Corporation, PCP, Penske Automotive, IMCG I and IMCG II entered into a letter agreement (the "Letter Agreement") which granted the Reporting Persons pro-rata "tag-along" rights during the period beginning February 1, 2005 and ending on January 31, 2006 in the event of a transfer of Common Stock by IMCG I, IMCG II, Penske Corporation, Penske Automotive or PCP. These tag-along rights are substantially similar to the rights the Reporting Persons currently hold pursuant to the Stockholders Agreement which expires on February 1, 2005. In addition, pursuant to the Letter Agreement, prior to making any filings required by Section 13 of the Exchange Act, each of the Reporting Persons, on the one hand, and Penske Corporation, PCP, Penske Automotive, IMCG I and IMCG II, on the other hand, will provide the other parties with reasonable opportunity to review and comment on such filings. The Letter Agreement terminates upon the earlier of (i) the date on which the Purchase Agreement is terminated pursuant to its terms and (ii) the date on which the Reporting Persons cease to own any equity security of the Company. A copy of the Letter Agreement is filed as Exhibit 5 to this Statement and is incorporated herein by reference.



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Purchase Agreement

Exhibit 2     Stockholders Agreement

Exhibit 3     Mitsui Side Letter

Exhibit 4     Registration Rights Agreement

Exhibit 5     Letter Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2003


                              MITSUI & CO., LTD.





                              By:      /s/ Munemasa Izumi
                                 -----------------------------------------------
                                       Name:  Munemasa Izumi
                                       Title: General Manager
                                              First Motor Vehicles Division







                              MITSUI & CO. (U.S.A.), INC.







                              By:      /s/ Osamu Koyama
                                 -----------------------------------------------
                                      Name:  Osamu Koyama
                                      Title: Senior Vice President

                                     ANNEX A

         Unless otherwise indicated, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan and the business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. To the Reporting Persons' knowledge, none of the Reporting Persons' directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Unless otherwise indicated, each of the directors and officers of the Reporting Persons is a citizen of Japan.

Directors and Executive Officers of Mitsui Japan
------------------------------------------------


                                                                                  Number of Shares of
                               Occupation and                                     Common Stock
Name                           Business Address                                   Beneficially Owned
----                           ----------------                                   ------------------
Nobuo Ohashi                   Chairman and Executive Director                            --
Shoei Utsuda                   President and Chief Executive Officer                      --
Retsu Imaizumi                 Executive Director                                         --
Hiroshi Nagata                 Executive Vice President                                   --
Kazumi Nakagawa                Executive Vice President                                   --
Norio Shoji (1)                Executive Vice President                                   --
Tasuku Kondo                   Senior Executive Managing Officer                          --
Katsuto Momii (2)              Senior Executive Managing Officer                          --
Tetsuya Matsuoka               Senior Executive Managing Officer                          --
Yasuo Hayashi                  Senior Executive Managing Officer                          --
Masataka Suzuki                Senior Executive Managing Officer                          --
Toshihiko Sarahira             Executive Managing Officer                                 --
Gempachiro Aihara (3)          Executive Managing Officer                                 --
Yushi Nagata                   Executive Managing Officer                                 --
Jun Moriyama                   Executive Managing Officer                                 --
Hiroshi Tada                   Executive Managing Officer                                 --
Motokazu Yoshida               Executive Managing Officer                                 --
Yoshiyuki Kagawa               Executive Managing Officer                                 --



         (1)      Business address is 20 Old Bailey, London EC4M 7QQ, United
                  Kingdom.
         (2)      Business address is 200 Park Avenue, New York, NY 10166-0130.
         (3) Business address is Units 06-09, 33rd Floor, CWTC Tower 1, 1 Jianguomenwai Street Beijing 100004, China.

Directors and Executive Officers of Mitsui USA
----------------------------------------------

                                                                                  Number of Shares of
                               Occupation and                                     Common Stock
Name                           Business Address                                   Beneficially Owned
----                           ----------------                                   ------------------
Katsuto Momii                  President & Chief Executive Officer (director)             --
Shogo Suzuki                   Senior Vice President (director)                           --
Masatoshi Shimada              Senior Vice President & Chief Financial Officer            --
                               (director)
Junsaku Kitamura               Senior Vice President (director)                           --
Masahiko Tsumoto               Senior Vice President                                      --
Mitsuo Matsuura                Senior Vice President                                      --
Kimiharu Okura                 Senior Vice President                                      --
Mitsuo Nagahara                Senior Vice President                                      --
Yoshinori Ishida               Senior Vice President                                      --
Shigeo Toyama                  Senior Vice President                                      --
Osamu Koyama                   Senior Vice President (1)                                  --
Yoshiyasu Maruoka              Senior Vice President (2)                                  --
Mamoru Mizushima               Senior Vice President (3)                                  --
Noriyuki Sato                  Senior Vice President (4)                                  --
Kazutoshi Muramatsu            Senior Vice President (5)                                  --
Osamu Toriumi                  Corporate Secretary                                        --


         (1) Business address is 200 East Randolph Drive, Suite 5200, Chicago, Illinois 60601-7125.
         (2) Business address is 1000 Louisiana, Suite 5700, Houston, Texas 77002-5092.
         (3) Business address is 601 South Figueroa Street, Suite 1900, Los Angeles, CA 90017.
         (4) Business address is 1001 Fourth Avenue Plaza, Suite 3950, Seattle, Washington 98154-1196.
         (5) Business address is 750 17th Street Suite 400, N.W., Washington D.C. 20006.

EXHIBIT INDEX

Exhibit 1 Stock Purchase Agreement, dated as of April 4, 2003, among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc. and J.P. Morgan Partners (BCHA), L.P.

Exhibit 2 Second Amended and Restated Stockholders Agreement, dated as of February 22, 2002, among Aeneas Venture Corporation, Penske Corporation, Penske Automotive Holdings, Corp., Penske Capital Partners, L.L.C., International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Mitsui & Co., Ltd., Mitsui & Co. (U.S.A), Inc. and J.P. Morgan Capital Partners
               (BCHA), L.P.

Exhibit 3 Letter Agreement, dated as of February 28, 2001, among United Auto Group, Inc., Penske Corporation, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc..

Exhibit 4 Amended and Restated Registration Rights Agreement, dated as of February 22, 2002, among United Auto Group, Inc., Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc.

Exhibit 5 Letter Agreement, dated as of April 4, 2003, among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc., Penske Corporation, Penske Automotive Holdings, Corp., Penske Capital Partners, L.L.C., International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C.


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